SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

˜ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 19, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Mr. Jeffrey Kauten

Ms. Kathleen Collins

Ms. Rebekah Lindsey

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CooTek (Cayman) Inc. (CIK No. 0001734262)
Response to the Staff’s Comments on
Registration Statement on Form F-1
Filed on August 16, 2018

Dear Ms. Jacobs, Mr. Kauten, Ms. Collins and Ms. Lindsey:

On behalf of our client, CooTek (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No.1 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on August 16, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated August 21, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 27, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Cover Page

1.                                      Given Mr. Zhang’s ownership of all of CooTek’s Class B ordinary shares with each Class B ordinary share entitled to 25 votes, please clarify whether the company will be a “controlled company” under the definition of the New York Stock Exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

The Company respectfully advises the Staff that it will be a “controlled company” under the definition of the Corporate Governance Rules of the New York Stock Exchange after this offering. In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 5 and 36 of the Registration Statement.

Management, page 143

2.                                      We note that you have appointed Mr. Haibing Wu and Ms. Jue Yao as independent directors upon effectiveness of the registration statement. Please file their written consents as required by Securities Act Rule 438.

The Staff’s comments are well noted. The Company has filed the consent letters of Mr. Haibing Wu and Ms. Jue Yao as exhibit 23.4 and 23.5, respectively.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, by telephone at +86 21-6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmastu CPA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Karl Kan Zhang, Chairman of the Board of Directors and Chief Architect, CooTek (Cayman) Inc.

Jean Liqin Zhang, Chief Financial Officer, CooTek (Cayman) Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hui Feng, Partner, Deloitte Touche Tohmastu CPA LLP

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP